SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

11 November 2010

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

            11 November 2010

BT GROUP PLC

RESULTS FOR THE SECOND QUARTER AND HALF YEAR TO 30 SEPTEMBER 2010

BT Group plc (BT.L) today announces its results for the second quarter and half year to 30 September 2010. Unless otherwise stated, the changes in results are year on year against the second quarter or half year to 30 September 2009.

Key points for the second quarter:

• Adjusted revenue1 of £4,977m, down 3%
• Adjusted EBITDA1 of £1,452m, up 3%
• Adjusted profit before tax1 of £496m, up 13% (reported profit before tax of £406m, up 48%)
• Adjusted earnings per share1 of 5.1p, up 16% (reported earnings per share down 7% due to prior year tax credit)
• Free cash flow2 of £535m; £950m in the half year, up 63%
• Net debt2 of £8.7bn, down by £1.2bn
• Interim dividend of 2.4p per share, up 4%
• 2010/11 full year outlook raised:
- adjusted EBITDA1 expected to be around £5.8bn
- free cash flow1 expected to be £2bn
• Free cash flow1 in 2011/12 and 2012/13 expected to be above £2bn

Ian Livingston, Chief Executive, commenting on the results, said:

"We have made significant progress in improving profitability and cash flow, enabling us to invest in building the foundations for revenue growth in 2012/13.

"We have increased our EBITDA outlook for the year and now expect to hit our £2bn free cash flow target two years early.

"Global Services order intake was up 50% at £2.1bn. Our fibre roll out has passed three million premises and BT Infinity orders are now running at over 4,000 per week. BT Vision customers now stand at more than half a million, with more developments planned to enhance our offering. Our share of DSL broadband net additions was 45%, one of our highest shares ever."

1 Before specific items. Specific items are defined on page 18
2 Free cash flow and net debt are defined on page 20

RESULTS FOR THE SECOND QUARTER AND HALF YEAR TO 30 SEPTEMBER 2010

Group results
	Second quarter to 30 September			Half year to 30 September
	2010	2009	Change	2010	2009	Change
	£m	£m	%	£m	£m	%
Revenue
- adjusted1	4,977	5,122	(3)	9,983	10,357	(4)
- reported	4,977	5,070	(2)	9,983	10,305	(3)
EBITDA
- adjusted1	1,452	1,415	3	2,851	2,741	4
- reported	1,381	1,309	6	2,729	2,594	5
Operating profit
- adjusted1	715	656	9	1,385	1,244	11
- reported	644	550	17	1,263	1,097	15
Profit before tax
- adjusted1	496	440	13	942	822	15
- reported	406	275	48	781	547	43
Earnings per share
- adjusted1	5.1p	4.4p	16	9.5p	8.2p	16
- reported	5.1p	5.5p	(7)	8.8p	8.3p	6
Interim dividend	-	-	-	2.4p	2.3p	4
Capital expenditure	608	558	9	1,131	1,117	1
Free cash flow	535	705	(24)	950	583	63
Net debt	-	-	-	8,704	9,878	(12)

Line of business results
	Adjusted revenue1			Adjusted EBITDA1			Operating cash flow
Second quarter to	2010	20092	Change	2010	20093	Change	2010	20093	Change
30 September	£m	£m	%	£m	£m	%	£m	£m	%
BT Global Services	1,991	2,024	(2)	138	95	45	(28)	(103)	73
BT Retail	1,929	2,019	(4)	414	451	(8)	333	430	(23)
BT Wholesale	1,054	1,109	(5)	326	344	(5)	222	212	5
Openreach	1,235	1,234	-	532	507	5	255	280	(9)
Other and intra-group items	(1,232)	(1,264)	3	42	18	133	(247)	(114)	(117)
Total	4,977	5,122	(3)	1,452	1,415	3	535	705	(24)

1 Before specific items. Specific items are defined below and analysed in Note 5
2 Adjusted for the impact of customer account moves and the impact of changes in the internal trading model.  The effect of the changes is primarily to reduce internal revenue in both BT Wholesale and Openreach by around £62m per quarter in 2010/11. There is no impact from these changes on total group revenue. In the line of business commentaries for BT Wholesale and Openreach, revenue has been measured against an adjusted basis taking account of the changes in the internal trading model to enable a like for like comparison

3 Restated for the impact of customer account moves.  See Note 1

Notes: Unless otherwise stated, any reference to earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, operating costs, profit before tax and earnings per share (EPS) are measured before specific items. The commentary focuses on the trading results before specific items. This is consistent with the way that financial performance is measured by management and is reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group.  The directors believe that presentation of the group's results in this way is relevant to the understanding of the group's financial performance as specific items are those that in management's judgement need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. Specific items may not be comparable to similarly titled measures used by other companies.

Reported EBITDA, reported operating profit, reported profit before tax and reported EPS are the equivalent unadjusted or statutory measures. Unless otherwise stated, the change in results is year on year.

The income statement, cash flow statement, statements of comprehensive income and equity and balance sheet are provided on pages 11 to 15. A reconciliation of group operating profit to EBITDA (as defined above) is provided in Note 6. A reconciliation of reported profit before tax (as defined above) to adjusted profit before tax is provided in Note 7. A reconciliation of reported EPS (as defined above) to adjusted EPS is provided in Note 8. A definition and reconciliation of free cash flow and net debt are provided in Notes 9 and 10.

Enquiries

Press office:
Ross Cook	Tel: 020 7356 5369

Investor relations:
Catherine Nash	Tel: 020 7356 4909

A presentation for analysts and investors will be held in London at 9.00am today and a simultaneous webcast will be available at www.bt.com/results.

Results for the third quarter to 31 December 2010 are expected to be announced on 3 February 2011.

About BT
BT is one of the world's leading providers of communications solutions and services operating in over 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/9958V_-2010-11-10.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date  11 November 2010